Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

May 8, 2023

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Attn: Mariam Mansaray

Re:	Amesite Inc. Amendment No. 1 to Form S-1 Filed April 18, 2023 File No. 333-270512

Dear Ms. Mansaray:

This letter sets forth the responses of Amesite Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 5, 2023 concerning Amendment No. 1 to the Company’s Registration Statement on Form S-1 (File No. 333-270512) filed with the Commission on April 18, 2023 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 2 to the Form S-1 (the “Amended Registration Statement”), which is being filed herewith.

Amendment No. 1 to Form S-1 filed April 28, 2023

Selling Stockholders, page 12

1.	We note your revised disclosure in response to our prior Comment One. FINRA’s broker-dealer database identifies Mr. Garlikov as a broker-dealer. Please confirm the status of Mr. Garlikov and revise the disclosure accordingly.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 13 of the Amended Registration Statement to identify Mr. Garlikov as a registered broker-dealer. In addition, the Company has updated its disclosure with respect to such selling stockholder to indicate that such securities were acquired in the ordinary course of its business and that, at the time of such acquisition, it did not have any arrangements or understandings, directly or indirectly, with any person to distribute the securities.

Incorporate of Documents by Reference, page 20

2.	We note your revised disclosure in response to prior Comment Two and reissue our comment in part. Please revise to specifically incorporate by reference your current report on Form 8-K filed March 10, 2023

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 20 to incorporate the referenced filing by reference.

If you have any questions relating to any of the foregoing, please contact Sean F. Reid of Sheppard, Mullin, Richter & Hampton LLP at (212) 896-0610.

Very truly yours,

/s/ Sean F. Reid
Sean F. Reid
Sheppard, Mullin, Richter & Hampton LLP

cc: Ann Marie Sastry, CEO